Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 to Form S-8 Registration Statement No. 333-176696 of our reports dated March 1, 2017, relating to the consolidated financial statements of Crocs, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Crocs, Inc.’s change in method of accounting for share-based payments due to the adoption of Accounting Standards Update (ASU) 2016-09, Improvements to Employee Share-Based Payment Accounting) and the effectiveness of Crocs, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Crocs, Inc. for the year ended December 31, 2016.

/s/ Deloitte & Touche LLP

Denver, Colorado
November 7, 2017